GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road, Greenwood Village CO 80111
and
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK
489 Fifth Ave., 28th Floor, New York, New York 10606

December 12, 2016

VIA EDGAR

Patrick Scott, Senior Counsel
Division of Investment Management
Disclosure Review Office No. 3
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8629

Re:	Great-West Life & Annuity Insurance Company, and Great-West Life & Annuity Insurance Company of New York (collectively “Great-West”)
Variable Annuity-2 Series Account of each company (collectively the “Registrant”)
Pre-Effective Amendment No. 2 of each registration statement (collectively the “Amendments”)
Great-West Smart Track Advisor Variable Annuities (collectively the “Contract”)
File Nos. 811-05817 & 333-212090; 811-05961 & 333-212091

Mr. Scott:

On behalf of Great-West and the above-named Registrant, this letter provides the Registrant’s response to Commission staff comments communicated via telephone on November 29, 2016, with regard to Pre-Effective amendment No. 1to the N-4 registration statements (the “Registration Statements”) filed with the Commission on October 17, 2016. For convenience, the staff’s comments are set forth in full below, followed by our responses. Please note that an example of the revised Rate Sheet Supplement, reflecting changes made in response to SEC staff comments, has been attached to this correspondence.

Rate Sheet Supplement Comments
Rate Sheet Supplement Comment 1. Please fill in all missing dates in Rate Sheet Supplements (“RSSs”).

Response: Comment complied with. All missing dates in RSSs have been provided. (see attached sample RSS)

Rate Sheet Supplement Comment 2. Please correct the ‘superseding language’ in the RSS. If the provided effective dates include an end date for the availability of the rates reflected, then those rates may not be superseded by a subsequent RSS. In this situation, the 10 days notice disclosure for superseding rates must be deleted. Conversely, if no end date is provided, then include the disclosure that a minimum of 10 business days prior notice will be provided for subsequent rate changes.

Response: Comment complied with. Registrant has revised the RSSs to exclude an end date and to include disclosure that a minimum of 10 business days prior notice will be provided for subsequent rate changes. (see attached sample RSS) In the future, if Registrant elects to include in the RSS an end date for the availability of the rates, it will not include the disclosure that those rates may be superseded.

Rate Sheet Supplement Comment 3. Please provide historic RSS rates in an appendix to the prospectus or in the Statement of Additional Information. Please disclose where this information may be found in both the prospectus definition of Rate Sheet Supplement as well in the RSS itself.

Response: Comment complied with. Since the Smart Track Advisor Contract is new, it does not have historical RSS rates. However, if and when new rates are announced upon at least 10 business days notice, historic RSS rates will be provided in Appendix A to the Statement of Additional Information. In addition, both the definition of RSS and the RSSs themselves will disclose where to find this information. (see attached sample RSS, and courtesy copy of the prospectus page 8)

Rate Sheet Supplement Comment 4. Please confirm that RSSs will be placed on top of the prospectus and will be delivered to new Contract owners with the prospectus.

Response: Confirmed. Great-West will place RSSs on top of the prospectus and will deliver RSSs to new Contract owners with prospectuses.

Rate Sheet Supplement Comment 5. Please add disclosure that RSSs may be found on EDGAR under the appropriate File Number. If the prospectus and RSS may also be found on Great-West’s website, please disclose that website address.

Response: Comment complied with. Disclosure has been added to the prospectus and the RSS stating that RSSs may be found on EDGAR by searching with the appropriate File Number, and the File Number is provided. If, in the future, Great-West determines to make available on its website the prospectus and RSS, it will disclose the website address as well. (see attached sample RSS and courtesy copy of the prospectus page 8)

Rate Sheet Supplement Comment 6. Please revise disclosure relating to ‘good order’ requirements for applicability of the rates. Consider adding disclosure that applications must be signed by X date, must be received by Great-West by X number of days thereafter, and initial payment must be received by X number of days after Great-West receives the signed application.

Response: Comment complied with. The ‘good order’ disclosure has been revised to explain that applications must be signed within the time period stated in the RSS, must be received by Great-West within 10 days thereafter, and initial Contributions must be received within 30 days after Great-West receives the signed application. (see attached sample RSS)

Rate Sheet Supplement Comment 7. Please add disclosure that if the ‘good order’ terms are met, these rates will apply to your contract and cannot be changed. Add this disclosure in the RSS and in the body of the prospectus.

Response: Comment complied with. Disclosure has been added to both the RSS and the prospectus that if the stated terms are met, these rates will apply to your contract and cannot be changed. (see attached sample RSS, and courtesy copy of the prospectus pages 14 and 37)

Rate Sheet Supplement Comment 8. Please ensure that the reference to providing a minimum 10 days prior notice is changed to 10 business days prior notice.

Response: Comment complied with. Disclosure has been modified to clarify that rates may only be changed with a minimum 10 business days prior notice. (see attached sample RSS)

Rate Sheet Supplement Comment 9. Please make Great-West’s contact information, especially the phone number, more prominent.

Response: Comment complied with. Great-West’s contact information has been provided more prominently in the RSS. (see attached sample RSS)

Prospectus Comments
Prospectus Comment 1. Cover section, paragraph that begins with, “This Prospectus provides important information . . .” Please consider deleting or revising the phrase that directs investors to consult their Contract, “which may reflect additional non-material variations.” The staff would prefer to direct investors’ attention to the prospectus rather than to non-material variations in the Contract.

Response: Comment complied with. The phrase has been deleted. (page 3 in the courtesy copy)

Prospectus Comment 2. Cover section, sentence that begins with, “the Contract is sold by Consultants.” Please confirm supplementally that the Contracts will be sold exclusively by Consultants.

Response: Confirmed. The Smart Track Advisor contract will be sold only by Consultants on an advisory fee basis. (page 3 in the courtesy copy)

Prospectus Comment 3. Definition section, definition of GLWB Rider. If Owners have the right to elect a GLWB Rider after Contract issue, then delete ‘at all times’ from this definition as well in similar disclosure elsewhere in the prospectus.

Response: Comment complied with. The phrase “at all times” has been deleted from the definition of GLWB Rider as well as from other instances in the prospectus. (pages 7 and 13 in the courtesy copy)

Prospectus Comment 4. Definition section, definition of GAW Payment Date. Please correct the following: day of the month IN which, should read day of the month ON which.

Response: Comment complied with. The sentence has been revised. (page 7 in the courtesy copy)

Prospectus Comment 5. Definition section, definition of Rate Sheet Supplement. Please revise the definitions so that substantive information on Rate Sheet Supplements is contained in the body of the prospectus. Also provide historical rates in an appendix to the prospectus or in the Statement of Additional Information. Also provide the EDGAR address where Rate Sheet Supplements can be found.

Response: Comment complied with. If and when new RSS rates are announced, historic RSS rates will be provided in Appendix A to the Statement of Additional Information. Both the definition of RSS and the RSSs themselves will disclose where to find this information. Disclosure has been added that RSSs may be found on EDGAR by searching with the appropriate File Number, and the File Number is provided. (page 8 in the courtesy copy and attached sample RSS)

Prospectus Comment 6. Fee Examples. Please confirm that fee example information is correct. The staff is confused by the presentation. The most expensive example must be provided first and must include the maximum cost of all optional benefits, and all fee examples must use gross expenses of underlying investment options. Logic suggests that, since the Income Strategy includes a Guarantee Benefit Fee that is not assessed on the Investment Strategy, the Income Strategy has higher costs than the Investment Strategy. Therefore, the staff believes that the example for the Income Strategy should be more expensive and should appear first in the presentation. The Investment Strategy example should only be presented first if it reflects the maximum fees and if no additional optional benefits can be elected with the Investment Strategy.

Response: Confirmed. The most expensive example is provided first, and it includes the maximum cost of all optional benefits. Only gross expenses of underlying investment options are used in the fee examples. Although the Income Strategy includes a Guarantee Benefit Fee that is not assessed on the Investment Strategy, Investment Strategy average annual Portfolio operating expenses are higher than Income Strategy total expenses, causing the Investment Strategy fee example, as illustrated in accordance with Form N-4 instructions, to be more expensive than the Income Strategy fee example. Currently, the highest gross average annual Portfolio operating expense in the Investment Strategy is 6.43%, compared to the highest gross average annual Portfolio operating expense in the Income Strategy of 1.16%. Accordingly, the difference in gross annual Portfolio operating expenses makes the Investment Strategy fee examples more expensive than the Income Strategy fee examples, notwithstanding the Guarantee Benefit Fee that is assessed only on assets in the Income Strategy. (pages 11-12 in the courtesy copy)

Prospectus Comment 7. Fee Examples. Please delete from each fee example the following sentence: “If these arrangements were taken into consideration, the expenses shown would be lower.” It is the position of the SEC staff that this statement may not be universally true. For example, if the underlying fund used to calculate a particular fee example does not currently use a waiver or expense reimbursement, then the statement would inaccurately suggest that fees would be lower if waivers or reimbursements were taken into consideration.

Response: Comment complied with. This sentence has been deleted from each fee example. (pages 11-12 in the courtesy copy)

Prospectus Comment 8. Summary section, Allocating Your Contributions. Please revise disclosure to clarify that selecting a GLWB Rider requires making a Contribution to the Income Strategy, and whether a minimum percentage or minimum Contribution amount is required.

Response: Comment complied with. The requested disclosure has been added, clarifying that selecting a GLWB Rider requires making a Contribution to the Income Strategy, and that no minimum percentage or minimum Contribution amount is required. (page 13 in the courtesy copy)

Prospectus Comment 9. Summary section, Guaranteed Lifetime Withdrawal Benefit Rider Options. Please delete the words ‘at all times’ here and elsewhere in the prospectus when used to refer to the availability of GLWB Riders. If Owners have the right to elect a GLWB Rider after Contract issue, then delete ‘at all times.’

Response: Comment complied with. All references to GLWB Riders not being available at all times have been deleted. (page 13 in the courtesy copy)

Prospectus Comment 10. The Portfolios section, Payments We Receive. Please consider deleting the third full paragraph in this subsection, or explain the need to retain this disclosure. If Smart Track Advisor is to be sold exclusively without commissions, then why is this disclosure included?

Response: Comment complied with. The disclosure has been retained because the Contract may be sold through fee-based banks, fee-based broker-dealers, and by other fee-based investment managers who could have potential conflicts of interest resulting from relationships with the Portfolios that are not directly related to sales of the Contract.

Prospectus Comment 11. Right to Cancel Period section. Please capitalize the defined term, Annuity Account Value. Please confirm that the second paragraph is true, as it is not consistent with staff understanding regarding state free look requirements.

Response: Comment complied with. The defined term has been capitalized. The second paragraph has been revised to reflect the state right to cancel distinctions that arose when the Contract was filed. As background, for state approval purposes, the Smart Track Advisor Contract was filed with and approved by 1) the Interstate Insurance Product Regulation Commission (IIPRC) (for approval by approximately 44 states) and 2) by several individual jurisdictions. Thus, California’s over-60 requirement applies in California, but does not apply in other jurisdictions. The disclosure has been revised accordingly. (page 21 in the courtesy copy)

Prospectus Comment 12. Right to Cancel Period Section. Please add disclosure clarifying that when notice is received, Great-West will return either the sum of Contributions or the Annuity Account Value, as appropriate.

Response: Comment complied with. Disclosure has been added to the GWLA version of the prospectus clarifying that when notice is received, Great-West will return either the sum of Contributions or the Annuity Account Value, as appropriate.

Prospectus Comment 13. Withdrawals to Pay Investment Manager or Financial Adviser Fees section. Please provide prominent disclosure regarding the impact of the 1.5% fee, that deducting the fee is considered a withdrawal, and that it can significantly reduce benefits under the Contract.

Response: Comment complied with. Prominent disclosure has been added explaining that because deduction of the Consultant fee is considered a withdrawal, it can significantly reduce benefits under the Contract. (page 27 in the courtesy copy)

Prospectus Comment 14. Death Benefit section. Please repeat here the above disclosure regarding the impact of the 1.5% advisory fee.

Response: Comment complied with. Prominent disclosure has been added explaining that deduction of the Consultant fee is considered a withdrawal, and can significantly reduce benefits under the Contract. (page 29 in the courtesy copy)

Prospectus Comment 15. Death Benefit section, Death Benefit Option 2. Please clarify or confirm that all partial withdrawals reduce Death Benefit Option 2.

Response: Comment complied with. Disclosure has been added clarifying that up to 1.5% of Annuity Account Value may be deducted without reducing Death Benefit Option 2. (page 28 in the courtesy copy)

Prospectus Comment 16. Charges and Deductions section. Please review the following sentence for accuracy and clarity. “The Contract may be available for use with investment accounts at eligible broker/dealers that charge an annual fee in lieu of sales charges or an investment advisory fee.” Consider deleting the phrase, ‘or an investment advisory fee.’

Response: Comment complied with. The phrase, “or an investment advisory fee,” has been deleted. (page 32 in the courtesy copy)

Prospectus Comment 17. Annuity Payouts from the Investment Strategy section. Please cross-reference the relevant section of the prospectus that discloses the process for annuity payouts from the Income Strategy, or explain why such disclosure is not necessary.

Response: Comment complied with. Disclosure has been added to clarify that if an Owner has not initiated Installments under a GLWB Rider, once the Payout Election Date is reached (or the Annuitant’s 99th birthday, if no Payout Election Date has been selected) the entire Annuity Account Value (assets held in both the Investment Strategy and the Income Strategy) will be annuitized. But because the Income Strategy offers Guaranteed Lifetime Withdrawal Benefits that provide guaranteed income for life rather than annuity payouts, once Installments have begun under a GLWB Rider, the Income Strategy cannot be annuitized. (page 34 in the courtesy copy)

Prospectus Comment 18. Annuity Payouts from the Investment Strategy section. Please disclose what would happen if the Annuitant dies before the first payment.

Response: Comment complied with. Additional disclosures have been added clarifying what would happen if the Annuitant dies before the first payment. (page 34 in the courtesy copy)

Prospectus Comment 19. Annuity Payouts from the Investment Strategy section. Please clarify the cross reference in the following sentence: “For information on the amount of the first variable payout when the Owner dies before or after the Annuity Commencement Date, see the Distribution of Death Benefit section above.” The disclosure is unclear where ‘see above’ refers to.

Response: Comment complied with. Additional disclosure has been added to summarize treatment when the Owner dies before or after the Annuity Commencement Date. (page 35 in the courtesy copy)

Prospectus Comment 20. Guaranteed Lifetime Withdrawal Benefit section. Once a GLWB Rider has been elected, disclose how much (either as a percent of Annuity Account Value or as a dollar amount) must be Transferred into the Income Strategy.

Response: Comment complied with. Disclosure has been added clarifying that electing a GLWB Rider does not require a minimum percent of Annuity Account Value or a minimum dollar amount. (pages 35-36 in the courtesy copy)

Prospectus Comment 21. Guaranteed Lifetime Withdrawal Benefit section. Please disclose why one might want to invest in a GLWB Rider immediately, rather than wait.

Response: Comment complied with. Disclosure has been added describing why one might choose to invest in a GLWB Rider immediately, rather than wait (for example, if you are interested in locking in your Benefit Base early, if you prefer to begin taking guaranteed income soon, or if you are interested in the Contract primarily for the GLWB features rather than in the Investment Strategy Sub-Account options). (pages 35-36 in the courtesy copy)

Prospectus Comment 22. Guaranteed Lifetime Withdrawal Benefit section, The Covered Funds. Please revise the third sentence of the second paragraph for clarity. The phrase, “as disclosed in the notice,” may be erroneous

Response: Comment complied with. The phrase, “as disclosed in the notice,” has been deleted. (page 38 in the courtesy copy)

Prospectus Comment 23. Guaranteed Lifetime Withdrawal Benefit, The Benefit Base section. Please disclose how much notice will be given, and how much time an investor would have to respond.

Response: Comment complied with. Disclosure has been added explaining that reset calculations will be reflected in quarterly statements and online, and that Owners may request to change Installments at any time before the next Ratchet Date. (page 38 in the courtesy copy)

Prospectus Comment 24. Guaranteed Lifetime Withdrawal Benefit, Subsequent Contribution to Covered Funds section. In the third paragraph, cross-reference Great-West’s right to refuse additional Contributions if stated elsewhere.

Response: Comment complied with. A cross-reference to Rights Reserved by Great-West has been provided. (page 39 in the courtesy copy)

Prospectus Comment 25. Types of Excess Withdrawals section. Please explain the meaning of ‘Transfer’ in the first sentence.

Response: Comment complied with. The disclosure has been revised to more clearly explain what Transfers are in the context of an Excess Withdrawal. (page 40 in the courtesy copy)

Prospectus Comment 26. Types of Excess Withdrawals, Payments on Death During GAW Phase section. The SEC staff firmly disagrees with Great-West’s use of the phrase, ‘any other fund as approved by Great-West,” in this section. Please remove the phrase.

Response: Comment complied with. The phrase has been removed. (page 42 in the courtesy copy)

Prospectus Comment 27. Where is the new reset disclosure referenced in Great-West’s previous correspondence in response to Prospectus Comment 20 to the initial N-4 registration statements?

Response: Comment complied with. Additional disclosure has been added clarifying that the reset disclosure applies to all GLWB Riders. (page 49 in the courtesy copy)

We believe that we have been fully responsive to the Staff’s comments and that our responses do not raise additional issues for the Staff’s consideration. Thank you for your time and attention to the Amendments. Please direct any questions or comments to me at (303) 737-0415, or contact me via email at brian.stallworth@greatwest.com.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth
Counsel

Attachment: Rate Sheet Supplement

Rule 497(e)
File Nos. 333-212090 and 811-05817

GREAT-WEST SMART TRACK ADVISOR VARIABLE ANNUITY
An individual flexible premium variable annuity
Issued by
Great-West Life & Annuity Insurance Company

Supplement dated December 30, 2016
to the Prospectus dated December 30, 2016

This Rate Sheet Supplement (the “Supplement”) amends certain information contained in the Great-West Smart Track Advisor Variable Annuity Prospectus dated December 30, 2016 (the “Prospectus”). Capitalized terms not defined in this Supplement have the same meaning as set forth in the Prospectus. This Supplement must be accompanied by, and read in conjunction with, the Prospectus. If you would like a copy of the current Prospectus, please contact the Retirement Resource Operations Center toll-free at (877) 723-8723. The Prospectus and this Supplement can also be found on the U.S. Securities and Exchange Commission’s website (www.sec.gov) by searching with File No. 333-212090.

This Supplement declares the Guaranteed Annual Withdrawal % (the “GAW%”) and Joint Guaranteed Annual Withdrawal % (the “Joint GAW%”) applicable to all GLWB Riders for Contracts applied for during the effective dates detailed below. This Supplement also declares the Distribution Credit applicable to the Great-West Secure Income Max GLWB Rider (the “Distribution Credit”) and the Accumulation Credit applicable to the Great-West Secure Income Plus GLWB Rider (the “Accumulation Credit”) for Contracts purchased during the effective dates detailed below.

To receive the following GAW% or Joint GAW%, your Great-West Smart Track Advisor Variable Annuity application must be signed after December 29, 2016, your application must be received by us within 10 days of signing, and your initial Contribution must be received by us within 30 days of receipt of your application. If these terms are met, the following rates will apply to your Contract and cannot be changed. Rates reflected in Rate Sheet Supplements that were not in effect during this time period will not apply to your Contract. If we file a new Rate Sheet Supplement, the terms of this Supplement will be superseded by the terms of the new Rate Sheet Supplement. We will provide a minimum of 10 business days prior notice of new rates declared in Rate Sheet Supplements.

Great-West Secure Income Foundation GLWB Rider:

The GAW% for a single Covered Person is based on the age when GAWs begin according to the following table:

GAW% Table
	Age 59½ - 64	Age 65 - 69	Age 70 - 79	Age 80+
% of Benefit Base	4.00%	5.00%	5.50%	6.50%

If there are Joint Covered Persons, a single GAW% is calculated based on the age of the younger Covered Person. This rate is the Joint GAW% and is based on the following table:

Joint GAW% Table
	Age 59½ - 64	Age 65 - 69	Age 70 - 79	Age 80+
% of Benefit Base	3.50%	4.50%	5.00%	6.00%

Great-West Secure Income Max GLWB Rider:

The Distribution Credit for the Great-West Secure Income Max GLWB Rider is 1% for Contributions aged at least 5 years. The GAW% for a single Covered Person is based on the following table:

Age When GAWs Begin
	59.5- 64	65- 69	70- 79	80+
% of Benefit Base	4.00%	5.00%	5.50%	6.50%

If there are Joint Covered Persons, a single GAW% is calculated based on the age of the younger Covered Person. This rate is the Joint GAW% and is based on the following table:

Age of Younger Covered Person When GAWs Begin
	59.5- 64	65- 69	70- 79	80+
% of Benefit Base	3.50%	4.50%	5.00%	6.00%

The Great-West Secure Income Max GLWB Rider increases each GAW% by 1% for Withdrawals that begin at least 5 years after the date of Rider Contribution.

Great-West Secure Income Plus GLWB Rider:

The Accumulation Credit used to determine the guaranteed minimum amount for the Great-West Secure Income Plus GLWB Rider is 4%. The GAW% for a single Covered Person is based on the following table:

Age When GAWs Begin
	59.5- 64	65- 69	70- 79	80+
% of Benefit Base	4.00%	5.00%	5.00%	6.00%

If there are Joint Covered Persons, a single GAW% is calculated based on the age of the younger Covered Person. This rate is the Joint GAW% and is based on the following table:

Age of Younger Covered Person When GAWs Begin
	59.5- 64	65- 69	70- 79	80+
% of Benefit Base	3.50%	4.50%	4.50%	5.50%

If you have any questions regarding this Supplement, please call the Retirement Resource Operations Center toll-free at (877) 723-8723, or write to the Retirement Resource Operations Center at PO Box 173920, Denver, CO 80217-3920.

This Supplement must be accompanied by, or read in conjunction with, the current Prospectus and
Statement of Additional Information dated December 30, 2016.

Please read this Supplement carefully and retain it for future reference.